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                                                                  EXHIBIT 2.1

FOR IMMEDIATE RELEASE


           FOG CUTTER CAPITAL GROUP INC. ANNOUNCES STROUDS ACQUISITION


         PORTLAND, Oregon.-- March 6, 2003 -- Fog Cutter Capital Group Inc. (Nasdaq: FCCG) has announced the acquisition of a controlling, 49.5% interest in Strouds, a 50 store, specialty linen retailer with annual sales of approximately $150 million. The acquisition was made as part of Fog Cutter's merchant banking activity, which assists in the restructuring of businesses in order to resolve their financial issues. The Strouds transaction, which includes additional investment and involvement by Strouds chairman, Walter W. Cruttenden III, will result in a two-stage infusion of working capital and the reinstatement of a $35 million inventory line-of-credit with Fleet Retail Finance Inc. The investment was made through a combination of secured debt, stock warrants and preferred stock. Fog Cutter will control a majority of the Board of Directors. Additional details relating to the transaction were not disclosed.

         "We are pleased to have Fog Cutter join us in our efforts to make Strouds the premier linen retailer for our customers," commented chairman of the board, Walter W. Cruttenden III. "We believe that this transaction puts us on solid footing to build our market share and enhance our operations."

         Strouds is a specialty retailer of bed, bath, tabletop and other home textile products, offering an extensive selection of high quality, brand name linens for the home. In 1979, Bill and Joyce Stroud opened their first store in Pasadena, California. The company has grown into a chain of 50 full-line stores and outlets primarily in California, with locations in Nevada, Minnesota and Arizona. Strouds employs over 1,000 full-time and part-time employees and operates in two primary lines of business; upper-scale retail stores and discounted outlet centers. Catalog and internet sales are also offered by the retailer. Strouds operates a 180,000 square foot distribution center and headquarters in the City of Industry, California.

         The breadth and depth of linen category merchandise at Strouds exceeds that which is generally available in department stores and most other specialty stores. Strouds offers a wide assortment of brands, sizes, styles, colors, patterns, and prices designed to attract a broad range of customers. Additionally, all Strouds employees are trained to be "Linen Experts" to assist customers in making informed merchandise and decorating decisions. Strouds outlet stores are an important part of the company, providing a cost-effective means of selling discontinued merchandise, promotional remainders, and special purchases.

         "Due to the troubled U.S economy, we believe that the timing of this investment is strategic in the retail sector," stated Andrew Wiederhorn, chairman and chief executive officer of Fog Cutter Capital Group Inc. "It is very similar to other strategic positions that we have taken in the retail real estate market."

         In the fourth quarter of 2002, Fog Cutter acquired the leasehold interests in 109 freestanding retail stores located throughout the United States. The buildings are sub-let to a

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broad tenant mix including convenience stores, shoe stores, video rental outlets, car part dealers, carpet retailers and other small businesses.

         In December of 2000 Fog Cutter led an investor group, including a wholly owned subsidiary of Merrill Lynch & Co. Inc. in the acquisition of Bourne End Properties Plc., a leading owner of retail property centers in the United Kingdom.

         Wiederhorn added, "This new capital investment in Strouds positions the linen retailer to solidly weather the current turbulence in the retail sector and emerge on strong and stable footing."

         Fog Cutter Capital Group Inc. focuses on investing, structuring and managing a wide range of financial assets, including the acquisition of debt or equity positions in companies requiring assistance in restructuring their operations; investments in mortgage-backed securities; provision of corporate mezzanine financing and other similar investments. The Company invests where its expertise in intensive asset management, credit analysis and financial structuring can create value and provide an appropriate risk-adjusted rate of return. The Company maintains a flexible approach with respect to the nature of its investments, seeking to take advantage of opportunities as they arise or are developed.


         FORWARD LOOKING STATEMENTS

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. All of the statements contained in this release, which are not identified as historical, should be considered forward-looking. In connection with certain forward-looking statements contained in this release and those that may be made in the future by or on behalf of the company which are identified as forward-looking, the company notes that there are various factors that could cause actual results to differ materially from those set forth in any such forward-looking statements. Such factors include but are not limited to, the real estate market, the specialty retail market , the availability of financing, interest rates, and European markets. Accordingly, there can be no assurance that the forward-looking statements contained in this release will be realized or that actual results will not be significantly higher or lower. The forward-looking statements have not been audited by, examined by, or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements. Readers of this release should consider these facts in evaluating the information contained herein. The inclusion of the forward-looking statements contained in this release should not be regarded as a representation by the company or any other person that the forward-looking statements contained in this release will be achieved. In light of the foregoing, readers of this release are cautioned not to place undue reliance on the forward-looking statements contained herein.